UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to

**Commission file number: 333-83724**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: ______________________

Philip Fornecker
Vice President Strategic Business Operations

Dated: October 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Philip Fornecker
Vice President Strategic Business Operations

Dated: October 13, 2009

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Philip Fornecker
Vice President Strategic Business Operations

Dated: October 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: [signature]

Philip Fornecker
Vice President Strategic Business Operations

Dated: October 13, 2009

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S of our report dated October 13, 2009 on the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan, which appear in the 2008 annual report on Form 11-K.

Amper, Politziner & Mattia LLP

October 13, 2009
Bridgewater, New Jersey

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S of our report dated October 13, 2009 on the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan, which appear in the 2008 annual report on Form 11-K.

Amper, Politziner & Mattia LLP

October 13, 2009
Bridgewater, New Jersey

NOVO NORDISK INC. 401(K) SAVINGS PLAN

December 31, 2008 and 2007



Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk, Inc. 401(k) Savings Plan.

# AMPER, POLITZINER & MATTIA, LLP

Independent Auditors' Report

To Members and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and delinquent participant contributions as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia LLP

October 13, 2009
Bridgewater, New Jersey

Report of Independent Registered Public Accounting Firm

To the Members and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits are performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and delinquent participant contributions as of and for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia LLP

October 13, 2009
Bridgewater, New Jersey

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31,

| | 2008 | 2007 |
|---|---|---|
| Investments, at fair value | | |
| Mutual funds | $ 134,993,583 | $ 178,492,504 |
| Money market funds | 28,665,280 | 21,071,445 |
| Common stock | 67,271,102 | 80,117,026 |
| Common collective trusts | 30,968,541 | 36,529,998 |
| Loans to participants | 6,451,948 | 5,877,262 |
| | 268,350,454 | 322,088,235 |
| Cash | - | 84,247 |
| Receivables | | |
| Participant contributions | 506,008 | 622,601 |
| Employer contributions | 936,513 | 990,920 |
| Other | 67,046 | 52,298 |
| | 1,509,567 | 1,665,819 |
| Net assets available for benefits | $ 269,860,021 | $ 323,838,301 |

See accompanying notes to financial statements.

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Additions to (deductions from) net assets attributed to | | |
| Investment losses | | |
| Net depreciation in fair value of investments | $ (105,722,917) | |
| Interest | 1,646,568 | |
| Dividends | 5,531,437 | |
| | | $ (98,544,912) |
| Contributions | | |
| Employer | 33,750,459 | |
| Participant | 27,801,518 | |
| Participant rollovers | 3,690,574 | |
| | | 65,242,551 |
| | | (33,302,361) |
| Benefits paid to participants | 21,414,255 | |
| Administrative expenses | 66,023 | |
| | | 21,480,278 |
| Net decrease prior to merger | | (54,782,639) |
| Merger of Pharmaplan North America, Inc. 401(k) Plan | | 804,359 |
| Net decrease | | (53,978,280) |
| Net assets available for benefits, beginning of year | | 323,838,301 |
| Net assets available for benefits, end of year | | $ 269,860,021 |

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

Prior to December 2007, Novo Nordisk Inc. was a wholly-owned subsidiary of Novo Nordisk Holdings, Inc., a wholly-owned subsidiary of Novo Nordisk of North America, Inc. ("NNNA"), which was a wholly-owned subsidiary of NNAS. In December 2007, the US legal entity structure was reorganized and resulted in the dissolution of Novo Nordisk Holdings, Inc. into NNNA, and a subsequent merger of NNNA into Novo Nordisk Inc. A new holding company, Novo Nordisk US Holdings, Inc., was also established.

The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Inc., Novo Nordisk Delivery Technologies, Inc., Novo Nordisk Pharmaceutical Industries, Inc., NNE US, Inc. and Pharmaplan NA (effective July 1, 2007, please refer to note 9 for further information) (collectively the "Company") upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk Inc.

Effective July 1, 2006, employees of Novo Nordisk Inc. who are residents of Puerto Rico were no longer eligible to participate in the Plan and a new retirement savings plan was established for those employees. Also effective July 1, 2006, all of the assets existing in the Plan, for employees based in Puerto Rico, were transferred to the new plan - the Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan"). The PR Plan also offers stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depository Shares) as an investment option. The Company amended its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment on Form S-8 (the S-8 POS "Amendment") in November, 2008. The amendment reflects the amendment of the original S-8 for the Plan to cover two plans, the Plan and the PR Plan, as the initial funds transferred to the PR Plan originated under that Form S-8.

Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may contribute amounts representing distributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch-up contribution in 2008 was $5,000. After 2008, the maximum catch-up contribution may increase for cost-of-living adjustments.

Note 1 - Description of Plan (continued)

Contributions (continued)

All full-time employees have their compensation automatically reduced by 2% (pre-tax basis), which is deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of compensation.

The Company may make matching, basic and discretionary profit sharing contributions. For the year ended December 31, 2008, the basic contribution represents 8% of each participant's annual compensation. Matching contributions of 100% of the first 1% of compensation up to 1% of the annual compensation were made only for those participants who contribute at least 2% on a before-tax basis.

Participant Accounts

Each participant's account is credited with the participant's and Company contributions and allocations of investment income, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest according to the following schedule:

| Years of Service | Vesting % |
|---|---|
| Less than 1 | 0 |
| 1 | 33 |
| 2 | 66 |
| 3 or more | 100 |

Participants are 100% vested in their own contributions plus earnings thereon.

At December 31, 2008 and 2007, there were approximately $175,000 and $185,000, respectively, of forfeitures remaining in the Plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required for employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employers' contributions. During 2008, employer contributions were reduced by approximately $874,000 from forfeited nonvested accounts.

Participant Loans

Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with market rates for similar loans at issue date.

Note 1 - Description of Plan (continued)

Payment of Benefits

On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59½. There were no withdrawals or distributions approved but not yet paid to participants as of December 31, 2008 and 2007.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain accounts in the 2007 financial statements have been reclassified to conform with the 2008 presentation.

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on the market prices of the underlying investments in the trust at year-end.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective January 1, 2008, for the Plan.

Note 2 - Summary of Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by the Company.

Adopted Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation Number ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109". This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and is effective for fiscal years beginning after December 15, 2007. The Plan adopted FIN 48 for 2008. The Plan's adoption of FIN 48 did not impact the financial statements of the Plan.

Note 3 - Tax Status

The Plan had obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003, which stated that the Plan and related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, was exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan was amended and restated since receiving the determination letter. The Plan applied for and received a favorable tax determination letter from the Internal Revenue Service date January 15, 2009, which stated that the Plan and related trust were in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee. The following table presents the Plan's investments as of December 31, 2008 and 2007 that represent 5% or more of the Plan's net assets as of year end:

| | 2008 | 2007 |
|---|---|---|
| Schwab Value Advantage Instl | $ 28,616,286 | $ - |
| Growth Fund of America R5 | 25,693,182 | - |
| Europacific Growth Fund R5 | 19,531,131 | - |
| Schwab Inst Sel S&P 500 | 16,230,184 | - |
| Franklin U.S Govt Securities | 14,696,201 | - |
| Growth Fund of America | - | 36,231,717 |
| Europacific Growth Fund | - | 34,231,489 |
| Schwab S&P 500 Index Investment Fund | - | 23,552,310 |
| DWS Dreman High Return Equity Fund | - | 23,178,217 |
| Schwab Value Advantage Fund | - | 21,027,197 |
| Common stock | | |
| Novo Nordisk A/S, American Depositary Shares | 67,271,102 | 80,117,026 |

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value as follows:

| | |
|---|---|
| Mutual Funds | $ (73,127,743) |
| Common Stock | (18,395,524) |
| Common Collective Trusts | (14,199,650) |
| | $(105,722,917) |

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab") who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments managed by Charles Schwab amounted to $75,864,005 and $81,153,752, respectively. Fees paid by the Plan for the investment management services amounted to $66,023 for the year ended December 31, 2008. Schwab Retirement Plan Services is the recordkeeper of the Plan.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the market value of investments in Novo Nordisk A/S common stock was $67,271,102 and $80,117,026, respectively.

Note 8 - Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Pharmaplan NA

Effective as of July 1, 2007, approximately 60 employees of Phamaplan NA, an affiliate of the Company entered the Novo Nordisk Inc. 401(k) Plan and were granted past service credits for purposes of eligibility and vesting under the Novo Nordisk Inc. 401(k) Savings Plan.

Effective December 31, 2008 the Pharmaplan North America, Inc. 401(k) Plan, frozen as of June 30, 2007, was merged into the Plan, as per a Unanimous Consent approved under the authority granted to the Novo Nordisk Inc. Benefits Committee. The merger is reflected on the statement of changes in net assets available for benefits as a transfer into the Plan for the year ended December 31, 2008. Although the two plans were merged on December 31, 2008, the assets of the original Pharmaplan North America, Inc. 401(k) Plan were held by

Note 9 - Pharmaplan NA (continued)

their original custodian prior to the plan merger until April 2, 2009, at which time the assets amounting to $740,000 were transferred to Charles Schwab.

Note 10 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. SFAS 157 requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. SFAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 10 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2008:

Investment Assets at Fair Value as of December 31, 2008

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Investments:** | | | | |
| **Mutual Funds** | **$134,993,583** | **$ -** | **$ -** | **$134,993,583** |
| **Common Collective Trusts** | **-** | **30,968,541** | **-** | **30,968,541** |
| **Common Stock** | **67,271,102** | **-** | **-** | **67,271,102** |
| **Money Market Funds** | **28,665,280** | **-** | **-** | **28,665,280** |
| **Loans to participants** | **-** | **-** | **6,451,948** | **6,451,948** |
| **Total investments at fair value** | $230,929,965 | $30,968,541 | $6,451,948 | $268,350,454 |

The following table presents changes in assets measured at fair value using Level 3 inputs on a recurring basis for the year ending December 31, 2008:

Level 3 Investments Assets
For the year ended December 31, 2008

| | January 1, 2008 | Issuances and settlements (net) | December 31, 2008 |
|---|---|---|---|
| **Participant Loans** | **$5,877,262** | **$574,686** | **$6,451,948** |
| **Total** | $5,877,262 | $574,686 | $6,451,948 |

Note 11 – Subsequent Event

The Plan is currently undergoing an audit by the Department of Labor (the "DOL") for plan years 2006 through 2008. The DOL has not concluded its audit and as a result has not communicated any of its final findings. Once the audit is concluded, the Plan will evaluate any audit findings, and any corrective contributions required by the Plan Sponsor, along with any required regulatory filings will be made.

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

| Identity of Issuer, Borrower, Lessor or Similar Party | Description of Investment | Cost | Fair Value |
|---|---|---|---|
| * Schwab Value Advantage Instl | Money market fund | $ ** | $ 28,616,286 |
| Growth Fund of America R5 | Mutual fund | ** | 25,693,182 |
| Europacific Growth Fund R5 | Mutual fund | ** | 19,531,131 |
| * Schwab Inst Sel S&P 500 | Mutual fund | ** | 16,230,184 |
| Franklin U.S. Govt Securities | Mutual fund | ** | 14,696,201 |
| WF Advantage Total Return Bd | Mutual fund | ** | 12,978,374 |
| DWS Dreman High Return Equity | Mutual fund | ** | 12,503,547 |
| * Schwab Managed Ret 2040 Cl III | Common collective trust fund | ** | 11,027,480 |
| Baron Small Cap Fund | Mutual fund | ** | 10,723,025 |
| * Schwab Managed Ret 2030 Cl III | Common collective trust fund | ** | 9,626,891 |
| * Schwab Managed Ret 2020 Cl III | Common collective trust fund | ** | 5,450,363 |
| Rainer Small/Mid Cap Equity Instl | Mutual fund | ** | 4,892,011 |
| Thornburg Value-Institut Cl | Mutual fund | ** | 4,155,030 |
| DFA Intl Small Company | Mutual fund | ** | 3,737,688 |
| Goldman Sachs Mid Cap Value Instl | Mutual fund | ** | 3,697,484 |
| Royce Opportunity | Mutual fund | ** | 3,528,400 |
| * Schwab Managed Ret 2050 Cl III | Common collective trust fund | ** | 3,181,770 |
| Columbia Mid Cap Index Z | Mutual fund | ** | 1,822,967 |
| * Schwab Managed Ret 2010 Cl III | Common collective trust fund | ** | 1,099,547 |
| * Schwab Managed Ret Income III | Common collective trust fund | ** | 582,490 |
| GS Capital Growth-A | Mutual fund | ** | 148,499 |
| GS ILA Prime Obligat | Mutual fund | ** | 111,713 |
| GS Core Fixed Inc-A | Mutual fund | ** | 100,641 |
| GS Asset Alloc GR&Inc-A | Mutual fund | ** | 91,818 |
| GS Intl Equity-A | Mutual fund | ** | 87,360 |
| GS Struc U.S. EQ | Mutual fund | ** | 61,620 |
| GS Assetall AGG GR-A | Mutual fund | ** | 61,404 |
| * Schwab U.S. Treasury Money Fund | Money market fund | ** | 48,994 |
| GS Assetall GR STR-A | Mutual fund | ** | 48,445 |
| GS Growth Opport-A | Mutual fund | ** | 47,435 |
| Davis Financial-A | Mutual fund | ** | 17,156 |
| Internet Tollkeep | Mutual fund | ** | 9,922 |
| GS Struc SM Cap EQ-A | Mutual fund | ** | 9,369 |

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
December 31, 2008

| | Identity of Issuer, Borrower, Lessor or Similar Party | Description of Investment | Cost | Fair Value |
|---|---|---|---|---|
| | GS Struc LG Cap Val-A | Mutual fund | $ ** | $ 8,977 |
| * | Novo Nordisk A/S, American Depositary Shares | Common stock | ** | 67,271,102 |
| * | Participant loans, with interest rates ranging from 4.25% to 10.50% and with maturities through 2023 | Participant loans | - | 6,451,948 |
| | Total investments | | | $268,350,454 |

* Party-in-interest.
** Cost information not required for participant-directed investments.

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2008

| Identity of Party Involved | Relationship to the Plan | Description of Transaction | Amount on Line 4(a) | Lost Interest |
|---|---|---|---|---|
| Novo Nordisk Inc. | Plan Sponsor | 2008 deferrals not deposited into the Plan in a timely manner | $6,306 | $402 |